Sale of Common Shares of Samsung Corporation and other Companies by Shinhan bank

On October 14, 2005, Shinhan Bank, our wholly owned bank subsidiary, decided to sell 140,000 common shares or 0.09% of Samsung Corporation for an aggregate sales price of KRW 2,394,997,542

The following is a summary of the equity securities sold by Shinhan Bank from April 1, 2005 to October 14, 2005.

			Sales	Accumulated %
			Price	Ownership after the
Name of Company	Business Scope	Date of Sale	(KRW million)	sale
LG Card Co.	Credit Card Company	1-Apr-05	381	4.00

SK Corporation	Oil Refinery	1-Apr-05	1,230	1.97

SK Corporation	Oil Refinery	4-Apr-05	2,564	1.94

SK Corporation	Oil Refinery	6-Apr-05	2,553	1.91

SK Corporation	Oil Refinery	7-Apr-05	2,580	1.88

SK Corporation	Oil Refinery	8-Apr-05	2,596	1.85

SK Corporation	Oil Refinery	11-Apr-05	2,568	1.82

SK Corporation	Oil Refinery	12-Apr-05	2,573	1.79

SK Corporation	Oil Refinery	13-Apr-05	2,112	1.76

LG Card Co.	Credit Card Company	20-Apr-05	578	3.98

LG Card Co.	Credit Card Company	22-Apr-05	29	3.98

Introland Co	Computer Manufacturing	22-Apr-05	600	5.24

LG Card Co.	Credit Card Company	10-May-05	1,753	3.94

LG Card Co.	Credit Card Company	11-May-05	2,423	3.87

LG Card Co.	Credit Card Company	13-May-05	912	3.85

LG Card Co.	Credit Card Company	16-May-05	611	3.83

LG.Philips LCD Co., Ltd.	Manufacturing Electronic Displayers	17-May-05	501	—

Dongbu Insurance	Insurance Company	19-May-05	251	0.09

Dongbu Insurance	Insurance Company	20-May-05	508	—

Oval Korea Ltd.	Manufacturing Flow Management Machinery	20-May-05	0.2	8.73

Binggrea	Manufacturing Food Products	24-May-05	22	0.90

Hyundai Motors	Automobile manufacturing	25-May-05	1,631	—

CreaGene Co.	Medical supplies and vaccines	30-May-05	160	—

DAP Corporation	Buildup PCB for mobile handsets	31-May-05	33	3.02

Oval Korea Ltd.	Manufacturing flow management machinery	31-May-05	423	3.40

FOR-CS	e-business solution software company	1-Jun-05	312	—

Oval Korea Ltd.	Manufacturing Flow Management Machinery	1-Jun-05	15	3.21

Binggrea	Manufacturing Food Products	3-Jun-05	12	0.90

Binggrea	Manufacturing Food Products	7-Jun-05	225	0.84

Samsung Fire & Marine Insurance	Insurance Company	8-Jun-05	786	0.08

Samsung Fire & Marine Insurance	Insurance Company	9-Jun-05	717	0.06

Samsung Fire & Marine Insurance	Insurance Company	10-Jun-05	81	0.06

RingNet	IT design and consulting	10-Jun-05	11	7.14

Binggrea	Manufacturing Food Products	10-Jun-05	972	0.60

Binggrea	Manufacturing Food Products	13-Jun-05	832	0.40

Binggrea	Manufacturing Food Products	14-Jun-05	326	0.32

Binggrea	Manufacturing Food Products	15-Jun-05	297	0.25

RingNet	IT design and consulting	15-Jun-05	167	5.79

Samsung Corporation	Trading and Retail Business	16-Jun-05	2,347	4.31

RingNet	IT design and consulting	16-Jun-05	35	5.52

Samsung Fire & Marine Insurance	Insurance Company	16-Jun-05	2,346	—

Binggrea	Manufacturing Food Products	24-Jun-05	278	0.19

Binggrea	Manufacturing Food Products	27-Jun-05	396	0.10

Binggrea	Manufacturing Food Products	28-Jun-05	227	0.05

Isu Venture Capital	Institutional Investor	30-Jun-05	643	—

Binggrea	Manufacturing Food Products	30-Jun-05	220	—

Kumho Tires	Tire Manufacturing	12-Jul-05	338	0.11

Samsung Electronics	Manufacturing semiconductors and mobile phones	12-Jul-05	5,378	0.01

The Korea Express	International and domestic logistics	19-Jul-05	68	1.50

Samsung Corporation	Trading and Retail Business	19-Jul-05	3,011	4.20

Kumho Tires	Tire Manufacturing	20-Jul-05	322	0.10

Kumho Tires	Tire Manufacturing	21-Jul-05	430	0.09

Kookmin Bank	Commercial Banking	21-Jul-05	1,743	0.03

Samsung Corporation	Trading and Retail Business	21-Jul-05	2,323	4.11

Kumho Tires	Tire Manufacturing	25-Jul-05	2,758	—

RingNet	IT design and consulting	26-Jul-05	8	5.34

RingNet	IT design and consulting	27-Jul-05	90	4.73

RingNet	IT design and consulting	28-Jul-05	54	4.36

RingNet	IT design and consulting	29-Jul-05	21	4.22

Samsung Corporation	Trading and Retail Business	29-Jul-05	1,657	4.08

RingNet	IT design and consulting	1-Aug-05	99	3.55

RingNet	IT design and consulting	3-Aug-05	38	3.30

Hyundai Hysco	Steel Manufacturing	10-Aug-05	1,392	0.01

Samsung Techwin	Manufacturing semiconductors and mobile phones	10-Aug-05	760	0.08

The Korea Express	International and domestic logistics	16-Aug-05	56	1.87

RingNet	IT design and consulting	22-Aug-05	20	3.28

Samsung Techwin	Manufacturing semiconductors and digital camera	22-Aug-05	660	0.06

Kookmin Bank	Commercial Banking	22-Aug-05	1,096	0.01

Samsung Techwin	Manufacturing semiconductors and digital camera	2-Sep-05	279	0.04

SK Telecom	Mobile Telecommunication	2-Sep-05	2,524	0.07

Samsung Techwin	Manufacturing semiconductors and digital camera	6-Sep-05	389	—

Hyundai Hysco	Steel Manufacturing	6-Sep-05	213	—

DAP Corporation	Buildup PCB for mobile handsets	9-Sep-05	60	2.87

Samsung Corporation	Trading and Retail Business	12-Sep-05	1,487	4.13

Samsung Corporation	Trading and Retail Business	15-Sep-05	3,394	4.00

SK Telecom	Mobile Telecommunication	21-Sep-05	2,119	0.05

Kookmin Bank	Commercial Banking	21-Sep-05	1,401	—

Samsung Corporation	Trading and Retail Business	21-Sep-05	3,497	3.87

Samsung Electronics	Manufacturing semiconductors and mobile phones	21-Sep-05	2,985	0.01

SK Telecom	Mobile Telecommunication	23-Sep-05	2,045	0.04

RingNet	IT design and consulting	30-Sep-05	30	3.04

RingNet	IT design and consulting	4-Oct-05	45	2.78

RingNet	IT design and consulting	5-Oct-05	46	2.45

DAP Corporation	Buildup PCB for mobile handsets	5-Oct-05	68	2.71

Heshbon Co., Ltd	Manufacturing lift and wheel equipment	6-Oct-05	38	0.29

DAP Corporation	Buildup PCB for mobile handsets	6-Oct-05	35	2.64

The Korea Express	International and domestic logistics	6-Oct-05	17,204	—

RingNet	IT design and consulting	7-Oct-05	11	2.71

Heshbon Co., Ltd	Manufacturing lift and wheel equipment	7-Oct-05	26	0.10

DAP Corporation	Buildup PCB for mobile handsets	7-Oct-05	70	2.48

RingNet	IT design and consulting	10-Oct-05	71	2.05

Heshbon Co., Ltd	Manufacturing lift and wheel equipment	10-Oct-05	14	—

DAP Corporation	Buildup PCB for mobile handsets	10-Oct-05	109	2.25

RingNet	IT design and consulting	11-Oct-05	135	1.39

DAP Corporation	Buildup PCB for mobile handsets	11-Oct-05	29	2.19

DAP Corporation	Buildup PCB for mobile handsets	14-Oct-05	70	2.03

Samsung Corporation	Trading and Retail Business	14-Oct-05	2,395	3.78